Filed by: Fortis Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corporation
SEC Correspondence File Number: 001-32576

St. John’s, Newfoundland and Labrador and Novi, Michigan (October 11, 2016):

Kansas Corporation Commission Approves Fortis Inc. Acquisition of ITC Holdings Corp.

All Regulatory Approvals Necessary to Close Transaction Now Received

Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) and ITC Holdings Corp. (“ITC”) (NYSE:ITC) announced today that the Kansas Corporation Commission (“KCC”) has voted to approve their application authorizing Fortis to proceed with its acquisition of ITC.  This approval completes all required regulatory authorizations for the acquisition.

“We are pleased with the approval from the KCC, and look forward to continuing to serve the transmission needs of the State of Kansas,” said Barry Perry, President and Chief Executive Officer of Fortis. “Fortis appreciates the work by all federal and state regulators who have considered the Fortis acquisition of ITC.”

“We appreciate the work by the KCC commissioners and staff throughout this process,” said Joseph L. Welch, Chairman, President and Chief Executive Officer of ITC. “We look forward to closing the transaction and finalizing matters related to company integration.”

Fortis and ITC shareholders approved the acquisition at shareholder meetings held on May 5 and June 22, 2016, respectively. Approval required from the Committee on Foreign Investment in the United States was received on July 8, 2016, and the post-filing waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired August 10, 2016. Approvals from the Oklahoma Corporation Commission, the Illinois Commerce Commission, the Missouri Public Service Commission and the Public Service Commission of Wisconsin were received on August 16 and 24, 2016, September 14, 2016 and October 6, 2016, respectively.  The Federal Energy Regulatory Commission authorized the acquisition on September 23, 2016.  All applicable consents related to the transfer of control of licenses were received from the Federal Communications Commission as of September 21, 2016.

About Fortis:

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$29 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About ITC:

ITC is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities. Additional information can be accessed at www.itc-holdings.com or www.sec.gov.

Fortis and ITC include forward-looking statements in this news release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this news release reflect expectations of Fortis and/or ITC management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation, statements related to the acquisition of ITC.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to failure to complete the acquisition and the timing, and risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis or ITC with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It:

Fortis filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 including a proxy statement of ITC and a prospectus of Fortis, and other documents in connection with the acquisition by Fortis of ITC, which was declared effective by the SEC on May 16, 2016. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other document that Fortis and/or ITC has filed or may file with the SEC in connection with the acquisition. INVESTORS AND SECURITY HOLDERS OF FORTIS AND ITC ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION. The registration statement and proxy statement/prospectus containing the definitive proxy statement/prospectus and other documents filed by Fortis and/or ITC with the SEC are available free of charge at the SEC’s website at www.sec.gov, on Fortis’ website at www.fortisinc.com or by contacting Fortis’ Investor Relations department. Copies of the document filed with the SEC by ITC can also be obtained free of charge from ITC upon written request to ITC at ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Fortis Inc.

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs Fortis Inc.

709.737.5323

ITC Holdings Corp.

Investor Inquiries:

Ms. Stephanie Amaimo

Director, Investor Relations, ITC Holdings Corp.

248.946.3572

Media Inquiries:

Mr. Whit Clay

Managing Director, Sloane & Company

212.446.1864